January 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kineta, Inc.

Registration Statement on Form S-3

Filed January 20, 2023

File No. 333-269340

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Kineta, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:30 p.m., New York City time, on January 30, 2023 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Albert W. Vanderlaan at (617) 880-2219.

Thank you for your assistance in this matter.

Kind regards,

KINETA, INC.

By:	/s/ Pauline Kenny
Name:	Pauline Kenny
Title:	General Counsel and Secretary

cc:	Albert W. Vanderlaan, Orrick, Herrington & Sutcliffe LLP